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                                                                     EXHIBIT 1


                                 PRESS RELEASE


         GLENDALE, CALIFORNIA, November 4, 1996 -- Glendale Federal Bank (NYSE:GLN) and TransWorld Bancorp (NASDAQ/OTC:TWBC: announced today they have entered into an agreement whereby Glendale Federal will acquire TransWorld and its principal subsidiary, TransWorld Bank, in a cash transaction valued at $63.0 million.

         Under the terms of the agreement, Glendale Federal will pay $18.25 per share for the outstanding common shares of TransWorld, equivalent to 1.96 times TransWorld's book value on September 30, 1996. The agreement is subject to regulatory and other approvals and is expected to close early in the second calendar quarter of 1997. When completed, TransWorld's operations will be merged into Glendale Federal.

         "Business banking is a high priority at Glendale Federal. The TransWorld acquisition brings significant business banking capabilities, including small business relationship building experience and Small Business Administration (SBA) lending expertise," said Glendale Federal Chairman and Chief Executive Officer Stephen J. Trafton. "We can use these capabilities to more rapidly develop and grow both business banking products and relationships throughout the state. In addition, TransWorld is a strong generator of business-related deposits and Glendale Federal will benefit from the addition of branches which are located in communities where we would like to have a stronger presence."

         David H. Hender, vice chairman and chief executive officer of TransWorld, stated: "We are delighted to be joining Glendale Federal Bank. We believe they share our strong customer service orientation and that their focus on building a strong business and consumer banking presence will result in enhanced products and services for our customers. Glendale Federal has expressed to us their commitment to maintaining TransWorld's customer relationships, including retention of key TransWorld personnel familiar with our customers' requirements, to avoid any disruption in service from the merger of our banks."